July 18, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

Re:	Acxiom Corporation (“Acxiom”)

Revised Preliminary Proxy Statement

Filed June 29, 2006, by VA Partners, LLC

File No. 0-13163

Ladies and Gentlemen:

On behalf of VA Partners, LLC (together with its affiliates participating in the proxy solicitation and named in the proxy statement, “VAC”), I enclose for your review one copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Revised Preliminary Proxy Statement. Such copy is a marked copy of Amendment No. 3 to expedite your review.

VAC has authorized me to provide the following responses to the comments raised in your letter dated July 7, 2006, from Barbara C. Jacobs, Assistant Director, to VA Partners, LLC, c/o Allison Bennington. The numbered paragraphs below correspond to the numbered paragraphs of your letter. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

VAC is also in receipt of the comments raised in your letter dated July 5, 2006, from Barbara C. Jacobs, Assistant Director, to VA Partners, LLC c/o Allison Bennington. Please be advised that VAC is working diligently to provide you on a supplemental basis the necessary materials to support the statements made in VAC’s June 8, 2006 filing. Despite VAC’s best efforts, VAC does not believe that it will be able to provide such materials to you by June 19, 2006, which is the date that is 10 business days after the date of your comment letter. VAC intends to provide such materials as soon as possible thereafter.

Comment Letter Dated July 7, 2006

Cover Page, page 1

1.

You disclose that “electing new directors who are unaffiliated with Acxiom’s past would provide a new voice and fresh perspective as well as oversight and input in addressing the Company’s financial, operational and corporate governance issues.” Please expand your disclosure to explain the meaning of being “unaffiliated with Acxiom’s past.” Also, we remind you that all statements of opinion or belief must be clearly characterized as such and the filing party must have a reasonable basis for any statements of belief. For example,

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 18, 2006

your revised disclosure should re-characterize your reference to “financial, operational and corporate governance issues” as opinion.

VAC has revised the disclosure to specify that the language “new directors who are unaffiliated with Charles D. Morgan and with Acxiom’s past” means “new directors who are unaffiliated with the past-decision making of Acxiom’s Board and have no professional or personal ties with Charles D. Morgan.” VAC has further revised the disclosure to re-characterize as opinion all the references to “financial, operational and corporate governance issues.”

Background and Reasons for the Solicitation, page 2

2.	We note your response to comment 1 of our letter of June 15, 2006. In this regard, we note your disclosure that Acxiom did not retain Stephens, Inc. Accordingly, please revise to disclose a brief summary of the background of Stephens and explain the context in which Stephens generated a research report on Acxiom. Also, disclose whether Stephens has any affiliation to Acxiom or VA Partners, including its affiliates. Further, it does not appear that the “referenced slide” is available from Stephens at the cited web address without a password. Please revise accordingly.

VAC has revised the disclosure to provide a brief summary of the background of Stephens and to explain the context in which Stephens generated the research report on Acxiom. VAC has further revised the disclosure to clarify that although Acxiom has previously engaged Stephens as its investment banker (which information is available on Stephens’s website at http://www.stephens.com/research/industries/subindustry.asp?id=33&desc=Information+Technology+%26+Services&sub_id=19&sname=Information+Technology+%26+Services), to VAC’s knowledge, Acxiom did not retain Stephens in connection with the preparation of the referenced research report. VAC’s revised disclosure also states that VA Partners’ and its affiliates’ only affiliation with Stephens is that of a subscriber to Stephens analysis and research reports. Additionally, VAC has revised the disclosure to indicate that the “referenced slide” is available from Stephens at the cited web address but that a password is required.

3.	We refer you to prior comment 2 of our letter dated June 15, 2006. You continue to disclose that the use of “Acxiom’s off-balance-sheet transactions and treatment of stock-option expenses have drawn close public scrutiny and criticism” and that analysts “expressed concern” regarding Acxiom’s synthetic leases. Similarly, you continue to disclose that the Wall Street Journal “criticized Acxiom’s treatment of stock-option expenses.” We remind you that your disclosure should fairly characterize the support you cite. In this regard, it does not appear that the referenced conference call transcript necessarily “expressed concern” regarding synthetic leases or that the Wall Street Journal article expressly “criticized Acxiom’s treatment of stock-option expenses.” Please revise to accurately portray the factual support you provide.

VAC has revised the disclosure to state that “Acxiom’s off-balance-sheet transactions and treatment of stock-option expenses have been publicly questioned” and “questioned,” rather than “Acxiom’s off-balance-sheet transactions and treatment of stock-option expenses have drawn close public scrutiny and criticism” and “expressed concern over,” respectively. VAC has further revised the disclosure to include “questioned Acxiom’s treatment of stock-option expenses,” rather than “criticized Acxiom’s treatment of stock-option expenses.”

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

June 18, 2006

4.	We refer you to prior comment 3 issued on June 15, 2006. Please revise to disclose the basis of your belief that the “debate” refers to “the manner by which management has financed Acxiom’s growth.”

VAC has revised the disclosure to specify that it believes the term “debate” included in the quotation of CIBC World Market analysts Larry Lee and Thatcher Thompson refers to “what should be included versus excluded from the calculation of free cash flow” rather than “the manner by which management has financed Acxiom’s growth.” The basis of VAC’s belief is that preceding the term “debate” in such quotation is the statement that Acxiom’s “cash flows have been the subject of much scrutiny.” The quotation goes on to state that “reliance on off-balance sheet vehicles like synthetic leases are [sic] bound to refuel the debate . . . .” Therefore, VAC believes it is reasonable to conclude that such debate refers to what should be included versus excluded from the calculation of free cash flow. Please note that a copy of the equity research earnings update dated January 25, 2006, prepared by CIBC World Market analysts Larry Lee and Thatcher Thompson, which includes the above-referenced quotation, was previously provided supplementally with VAC’s response letter to the SEC dated June 29, 2006.

If you have any questions regarding this response letter or Amendment No. 3, please contact the undersigned at (415) 362-3700 or Christopher G. Karras of Dechert LLP at (215) 994-2412.

Very truly yours,

VA PARTNERS, LLC

By:	/s/ Allison Bennington
Allison Bennington
General Counsel

Enclosures

cc:	Christopher G. Karras, Dechert LLP